SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED

2008 NOV -3 A 10: 45

[redacted]

08005663

SUPPL

31 October 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

Re: Exemption File No. 82-5006
<u>- Submission of documents required by Rule 12g3-2(b)</u>

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 30 October 2008 which we released to The Stock Exchange of Hong Kong Limited on 30 October 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
NOV 06 2008
THOMSON REUTERS

Tracy Kong
Assistant Company Secretary

Encl

E:\bryan\PRC\CWTC (listed Co)\2008-3Q\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY AN ASSOCIATE – CHINA WORLD TRADE CENTER COMPANY LIMITED

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2008. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED ASSOCIATE WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO CHINA SECURITIES REGULATORY COMMISSION'S STANDARDS FOR CONTENTS AND FORMATS OF INFORMATION DISCLOSURE FOR COMPANIES PUBLICLY ISSUING SECURITIES NO. 13 – SPECIAL REQUIREMENTS FOR CONTENTS AND FORMATS OF QUARTERLY REPORT (2007 AMENDMENTS) AND THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE.

SUMMARY

On 29 October 2008, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the third quarter and for the nine months ended 30 September 2008 which will be published in the newspapers in PRC on 31 October 2008. The unaudited financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" of PRC. The unaudited Profit and Loss Account of CWTC Listco on a consolidated and company basis is provided below.

On 29 October 2008, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the third quarter and for the nine months ended 30 September 2008 which will be published in the newspapers in PRC on 31 October 2008. The unaudited Profit and Loss Account of CWTC Listco on a consolidated and company basis is provided below.

CHINA WORLD TRADE CENTER COMPANY LIMITED
UNAUDITED PROFIT AND LOSS ACCOUNT FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2008

	Consolidated			
	For the nine months ended 30 September		For the three months ended 30 September	
	2008	2007	2008	2007
	RMB	*RMB*	*RMB*	*RMB*
Operating Revenue	671,212,307	654,336,229	223,367,723	214,323,133
Less: Cost of sales	(257,518,876)	(241,383,948)	(90,287,396)	(84,594,110)
Business tax & surcharge	(34,339,058)	(33,532,032)	(11,188,651)	(11,003,461)
Selling expenses	(6,130,557)	(2,199,581)	(2,853,217)	(1,096,925)
Administrative expenses	(40,054,712)	(38,324,207)	(13,747,947)	(12,506,300)
Financial expenses	3,271,089	(6,194,372)	1,084,316	419,716
Loss on diminution in asset value	–	–	–	–
Add: Gains on changes in fair value	–	–	–	–
Gains on investment	466,972	1,141,276	184,435	598,210
of which: gains on investment derived from associate	466,972	1,141,276	184,435	598,210
Operating Profit	**336,907,165**	**333,843,365**	**106,559,263**	**106,140,263**
Add: Non-operating income	43,188,149	636,983	(815,623)	409,616
Less: Non-operating expenses	(3,674,205)	(933,225)	(1,016,916)	(697,882)
of which: losses on disposal of non-current assets	(2,144,155)	(760,759)	(986,916)	(697,882)
Total Profit	**376,421,109**	**333,547,123**	**104,726,724**	**105,851,997**
Less: Income tax expenses	(94,332,714)	(112,507,776)	(26,209,752)	(34,953,750)
Net Profit	**282,088,395**	**221,039,347**	**78,516,972**	**70,898,247**
Net profit attributable to CWTC Listco's shareholders	281,719,446	220,740,773	78,389,347	70,800,658
Net profit attributable to the minority interests	368,949	298,574	127,625	97,589
Earnings Per Share (based on the net profit attributable to CWTC Listco's shareholders of ordinary shares)				
Basic and diluted earnings per share	0.28	0.22	0.08	0.07

	Company			
	For the nine months ended 30 September		For the three months ended 30 September	
	2008	2007	2008	2007
	RMB	*RMB*	*RMB*	*RMB*
Operating Revenue	624,144,214	621,436,306	206,754,377	202,729,740
Less: Cost of sales	(223,846,687)	(221,128,823)	(77,908,729)	(77,294,792)
Business tax & surcharge	(31,495,243)	(31,465,951)	(10,194,641)	(10,280,817)
Selling expenses	(6,048,081)	(2,147,900)	(2,798,217)	(1,076,259)
Administrative expenses	(38,793,516)	(37,630,659)	(13,233,842)	(12,176,847)
Financial expenses	2,210,870	(6,273,135)	282,549	399,974
Loss on diminution in asset value	–	–	–	–
Add: Gains on changes in fair value	–	–	–	–
Gains on investment	7,496,972	7,316,276	184,435	598,210
of which: gains on investment derived from associate	466,972	1,141,276	184,435	598,210
Operating Profit	**333,668,529**	**330,106,114**	**103,085,932**	**102,899,209**
Add: Non-operating income	43,188,149	636,583	(815,623)	409,216
Less: Non-operating expenses	(3,644,205)	(933,225)	(986,916)	(697,882)
of which: losses on disposal of non-current assets	(2,144,155)	(760,759)	(986,916)	(697,882)
Total Profit	**373,212,473**	**329,809,472**	**101,283,393**	**102,610,543**
Less: Income tax expenses	(91,473,055)	(108,566,601)	(25,318,919)	(33,664,070)
Net Profit	**281,739,418**	**221,242,871**	**75,964,474**	**68,946,473**
Net profit attributable to CWTC Listco's shareholders	281,739,418	221,242,871	75,964,474	68,946,473
Net profit attributable to the minority interests	–	–	–	–
Earnings Per Share (based on the net profit attributable to CWTC Listco's shareholders of ordinary shares)				
Basic and diluted earnings per share	0.28	0.22	0.08	0.07

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF APPROXIMATELY 40.07%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 50% SHARE OF THE 2008 CONSOLIDATED RESULTS OF CWTC HOLDCO (WHICH WILL ACCOUNT FOR ITS SHARE OF RESULTS IN CWTC LISTCO) IN SA'S 2008 FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 30 October 2008

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

END